Exhibit 99.1

Huadi International Group Co, Ltd. Announces Closing of $25 Million Initial Public Offering

Wenzhou, China, February 1, 2021/ -- Huadi International Group Co., Ltd. (“HUDI” or the “Company”) (NASDAQ: HUDI), a leading developer and manufacturer of industrial stainless steel seamless pipes and tubes products in China, today announces the closing of its initial public offering of 3,125,000 ordinary shares at a public offering price of $8.00 per ordinary share, for total gross proceeds of $25 million before deducting underwriting discounts and commissions and offering expenses. The offering was conducted on a firm commitment basis. In addition, the Company has granted the underwriters an option, exercisable within 45 days from the date of the underwriting agreement, to purchase up to an additional 468,750 shares at the public offering price, less underwriting discounts and commissions. The offering closed on January 26, 2021 and shares began trading on January 22, 2021 on NASDAQ Capital Market under the symbol “HUDI.”

Craft Capital Management LLC and R.F. Lafferty & Co. Inc. acted as joint book runners and Craft Capital Management LLC also acted as the lead underwriter for the offering. Valuable Capital Limited and Shengang Securities Company Limited acted as co-underwriters for the offering. Ortoli Rosenstadt LLP acted as counsel to the Company, and Bevilacqua PLLC acted as counsel to Craft Capital Management LLC.

A registration statement on Form F-1 (File No. 333-248919) relating to the offering has been filed with the Securities and Exchange Commission (“SEC”) and was declared effective by the SEC on December 30, 2020. The offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the prospectus related to the offering may be obtained, when available, from Craft Capital Management LLC by email at skiront@craftcm.com or via standard mail to Craft Capital Management LLC, 377 Oak Street, Suite 402, Garden City, NY 11530. In addition, a copy of the final prospectus relating to the offering may be obtained via the SEC's website at www.sec.gov.

Before you invest, you should read the final prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Huadi International Group Co., Ltd.

Huadi International Group Co., Ltd. is a leading manufacturer of industrial stainless steel seamless pipes and tubes products with extensive distribution facilities and network for over twenty provinces in China and also with a big presence across international steel pipes industry. It offers a broad range of products exported to twenty countries and regions such as United States, Mexico, Thailand, Australia, Argentina, Taiwan, India, the Philippines, UAE and Canada. Its products are widely used in the oil & gas transmission, chemistry engineering, food processing, medical devices, aeronautics and astronautics, boiler, irrigation works construction, electricity, automobile, naval architecture, paper mill and mechanical industries. For more information about the Company, please visit: http://www.huadi.cc.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company’s statements regarding trading on the NASDAQ Capital Market and closing the initial public offering are forward-looking statements.  Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

The Company:

IR Department

Email: IR@huadigroup.com

Investor Relations:

Janice Wang
EverGreen Consulting Inc.
Email: IR@changqingconsulting.com

Phone: +86 13811768559